Austin Legal Group, APC

Lawyers

3990 Old Town Ave, Ste A-101

San Diego, CA 92110

Licensed in California & Hawaii & Arizona

Telephone

(619) 924-9600

Facsimile (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com

July 17, 2020

Stephen Kim and Rufus Decker

Division of Corporation Finance

Office of Trade & Services

Re:	Can B Corp.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed April 2, 2020
Form 10-Q for the Period Ended March 31, 2020
Filed May 20, 2020
File No. 000-55753

To Whom It May Concern:

Please see below for responses to the Division’s letter dated June 24, 2020 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Offering Statement on Form 1-A, filed July 15, 2020 (“Amendment”) by Can B Corp. (the “Company”), as further herein detailed.

Form 10-Q for the Period Ended March 31, 2020

Consolidated Statements of Operations and Comprehensive Loss (Unaudited), page 4

1.	Your calculation of net income (loss) per common share - basic and diluted for the three months ended March 31, 2020 and 2019 appears to be incorrect. Please revise. Refer to ASC 260-10-45.

These issues have been addressed in the Company’s Form 1-A, as amended. Please note that an amended Form 10-Q will not be filed.

Consolidated Statements of Stockholders’ Deficiency (Unaudited), page 5

2.	Please revise to present the statement of stockholders’ deficiency for the comparative period, the three months ended March 31, 2019. Refer to Rule 8-03(a)(5) of Regulation S-X.

These issues have been addressed in the Company’s Form 1-A, as amended. Please note that an amended Form 10-Q will not be filed.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.